

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Eric Siliang Tan
Chief Executive Officer
Qutoutiao Inc.
11/F, Block 3, XingChuang Technology Center
5005 Shen Jiang Road, Pudong New Area
Shanghai 200120
People's Republic of China

   Re: Qutoutiao Inc.
       Form 20-F for the Fiscal Year Ended December 31, 2019
       Form 6-K filed on September 22, 2020
       File No. 001-38644

Dear Mr. Tan:

       We have reviewed your August 10, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Key Operating Metrics, page 80

1.   We note from your response to prior comment 1 that the term "installed users" reflects the
       cumulative users of the Company over time, rather than active users. We also note from
       your disclosures on page 8 that your business has been and will continue to be
       significantly affected by your success in growing the number of active users and
       increasing their overall level of engagement on your platform. Describe how management
       considers the number of active users in managing or monitoring the performance of the
       business. Tell us your consideration of disclosing the number of active users and any

related trends for each period presented. Further, consider disclosing the number of new installed users for each reporting period.

A. Operating Results
Results of Operations, page 93

2. We note your response to prior comment 2. Please tell us your consideration of providing changes in price and volume disclosures such as the changes in the number of advertising clicks and revenue per click or other similar metrics for each period presented to indicate how each factor is impacting revenue. That is, this disclosure could discuss the changes in those two factors that are attributable to the changes in revenue including a discussion of the underlying trends affecting revenue. This appears to be material information necessary to understanding your results of operations.

Consolidated Financial Statements
Note 21. Related Party transactions, page F-53

3. We note your response to prior comment 4. Please explain in greater detail how the related parties receivable is comparable to the unrelated third-party customers cited in your response. Indicate whether these customers are a specific customer group and whether the advertising fee structure is similar to the related party fees. Explain why these unrelated third-party customers are given an extended period of time to repay their balances.

Form 6-K filed on September 22, 2020

Second Quarter 2020 Financial Results, page 1

4. With a view toward future disclosure, please explain in greater detail why your user engagement expenses and user acquisition expenses decreased year-over-year. Explain how advertising revenues increased without a higher level of user engagement. That is, clarify the changes that were made to these programs that resulted in these decreases. In addition, with a view toward future disclosure, provide us with an analysis of the activity within your registered users' loyalty payable account and accrued liabilities related to users' loyalty programs account. This information can be summarized in a table showing beginning and ending balances along with all the activity during the year.

You may contact Morgan Youngwood, Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology